                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-90697

PROSPECTUS SUPPLEMENT


                           PROSPECTUS SUPPLEMENT NO. 3

                     (TO PROSPECTUS DATED DECEMBER 10, 1999)

                                 CTS CORPORATION

                                1,000,000 SHARES


                                  COMMON STOCK
                    ------------------------------------------



         We are offering all of the 1,000,000 shares of our common stock being offered by this prospectus supplement to Acqua Wellington North American Equities Fund, Ltd., who has agreed to purchase these shares of our common stock at an aggregate price of $13,450,179, or about $13.45 per share. We estimate that our net proceeds of this offering will be approximately $13,319,303, after deducting our estimated offering expenses. We expect to deliver the shares against payment through the Depository Trust Company on March 1, 2002.

         Our common stock is quoted on the New York Stock Exchange under the symbol "CTS." On February 26, 2002, the last reported sale price of our common stock as reported by the New York Stock Exchange was $13.78 per share. The common stock sold under this prospectus supplement and the accompanying prospectus is listed on the New York Stock Exchange.

         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider before making your investment decision.

                           ---------------------------


         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT.


                           ---------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           ---------------------------


             This prospectus supplement is dated February 27, 2002.

                                TABLE OF CONTENTS


A Warning About Forward-Looking Statements................................................................S-1
Risk Factors..............................................................................................S-2
Use Of Proceeds...........................................................................................S-7
Description Of Stock......................................................................................S-7
Plan Of Distribution.....................................................................................S-12
General  ................................................................................................S-12





                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus supplement and the accompanying prospectus contain "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used or incorporated by reference in this prospectus supplement and the accompanying prospectus, the words "will," "believe," "anticipate," "plan," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that our plans, intentions and expectations reflected in or suggested by any forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results may differ materially from those stated in these forward-looking statements due to a variety of factors, including those described under "Risk Factors."

            We cannot guarantee that the results and events contemplated by forward-looking information will in fact occur, and you should not rely unduly on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

            Investing in our common stock involves significant risks. Before making an investment, you should read and carefully consider the risks and uncertainties described below, as well as the other information included in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also affect our business operations. If any of the following risks actually occur, our business, results of operations and financial conditions could be materially adversely affected, and you could lose all or part of your investment.


WE MAY BE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES WHICH COULD MAKE SOME OF OUR PRODUCTS OR PROCESSES OBSOLETE BEFORE WE REALIZE ON OUR INVESTMENT.

         The field of technology relating to our research and development activities has undergone rapid and significant technological development. Specifically, the market for products in the telecommunications industry is characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses. The life cycles of our products are difficult to estimate.

         Our future success will depend upon our ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of our customers. We may be unsuccessful in developing and marketing new products or product enhancements that respond to technological changes or evolving industry standards. We also cannot assure you that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements, or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and results of operations could be materially adversely affected.

BECAUSE A SUBSTANTIAL PORTION OF OUR SALES COMES FROM CUSTOMERS IN THE COMMUNICATIONS, COMPUTER AND AUTOMOTIVE INDUSTRIES, WE ARE SUSCEPTIBLE TO TRENDS AND FACTORS AFFECTING THOSE INDUSTRIES.

         Net sales to the communications equipment, computer equipment and automotive markets represent a substantial portion of our sales. Factors negatively affecting these industries and the demand for their products, including the current economic slowdown, also negatively affect our business, results of operations and stock price. Any adverse occurrence, including industry slowdown, recession, political instability, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production, or labor disturbances, that results in a significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition and results of operations. For example, the trend toward consolidation in the communications and computer industries could result in a lower level of acceptance of our products, reduced product requirements, purchasing delays by the combined entity or the loss of a customer. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions.

BECAUSE A SIGNIFICANT PORTION OF OUR SALES CURRENTLY COMES FROM A SMALL NUMBER OF CUSTOMERS, ANY DECREASE IN SALES FROM THESE CUSTOMERS COULD HARM OUR OPERATING RESULTS.

         We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, there would be an adverse impact on our operating results. Our 15 largest customers represent a substantial portion of our sales. Our two largest customers in recent periods were Compaq Computer Corporation and Motorola, Inc.

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         We expect to continue to depend on sales to our major customers. Some of our customers are increasingly outsourcing their purchasing activities, with the result that a greater emphasis is being placed on cost while maintaining an emphasis on quality. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our services, our operating results and financial condition could be adversely affected.

WE FACE RISKS RESULTING FROM THE GLOBAL ECONOMIC SLOWDOWN.

         Many analysts have identified recessionary trends worldwide and are predicting a continued downturn in the U.S. economy in the aftermath of the terrorist attacks on the World Trade Center and the Pentagon in September 2001. The global economic downturn continues to slow demand in the CTS-served automotive, communication and computer markets. These served markets for our electronic components and assemblies have softened and may continue to soften. As a result, our revenues and earnings have been negatively affected and this softening demand may create pricing pressures which could further affect our revenues and earnings.

         Further deterioration of revenues and earnings, beyond current levels, could have a negative effect on our business, results of operations and financial condition. This could also have a negative effect on the price of our common stock and could also make it difficult for us to service our debt and to comply with the covenants in our credit facility. Violation of the covenants in our credit facility could require substantial fees to our banks until the violation is corrected. In the event the violation cannot be corrected, we could be required to negotiate a new credit facility with a new bank group or raise equity or additional debt in public or private transactions.

WE FACE RISKS CONCERNING THE SUCCESS OF OUR RESTRUCTURING, CONSOLIDATION AND COST REDUCTION PLANS.

         During the second quarter of 2001, we recorded $14 million of restructuring and impairment charges relating to a plan to realign our operations. We began to implement the plan during the second quarter of 2001. The plan was designed to permit us to operate more efficiently in the then-prevailing environment, and at the same time be well positioned when the economy improves.

         The restructuring plan is proceeding on schedule. However, anticipated savings were based on revenue volumes experienced during 2000 instead of revenue volumes expected at the time the plan was implemented. If the expected revenue volumes are not met during the next two fiscal years, some of the expected savings may be delayed or not achieved.

         During the fourth quarter of 2001, we recorded $26 million of additional restructuring and impairment charges related to real estate and equipment write-downs and additional severance-related expenses. Additional restructuring activities and related charges may be required in the event that the business environment deteriorates further or we identify other areas for cost savings.

BECAUSE WE HAVE SIGNIFICANT FOREIGN OPERATIONS, OUR FINANCIAL CONDITION AND OPERATING RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER FACTORS EXISTING IN FOREIGN COUNTRIES IN WHICH WE OPERATE.

         We have substantial international operations, which are subject to inherent risks, which may adversely affect us, including:

         - political and economic instability in countries in which we have manufacturing facilities;

         -   expropriation;

         -   currency controls;

         -   changes in government regulation;

         -   high levels of inflation;

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         -   changes in labor conditions and difficulties in staffing and managing our foreign operations;

         - greater difficulty in collecting our accounts receivable and longer payment cycles;

         -   less favorable intellectual property laws;

         -   increases in the duties and taxes we pay;

         -   exposure to different legal standards; and

         -   fluctuations in exchange rates.

In addition, these same factors may also place us at a competitive disadvantage to some of our non-U.S. competitors.

WE FACE RISKS RELATING TO THE PROTECTION OF OUR INTELLECTUAL PROPERTY.

         The success of our business depends, in part, upon our ability to protect trade secrets, copyrights, and patents, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, we cannot assure you that these efforts will be successful.

         We believe that patents will play an increasingly important role in our commercial business. However, we cannot assure you that any issued patent will provide us with any competitive advantages nor can we assure you that the patents will not be challenged by third parties or that the patents of others will not adversely affect our ability to do business.

         There is also a risk that infringement claims may be brought against us or our customers in the future. If someone does successfully assert an infringement claim, we may be required to spend significant time and money to develop a product or process that does not infringe upon the rights of that other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in the development, or licenses may not be available on commercially acceptable terms, if at all.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST LARGER COMPETITORS.

         We operate in a highly fragmented and competitive industry. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. Although no single competitor competes with us along all product lines, we compete with a variety of suppliers with respect to different subsets of our products. Additionally, many of our customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or, in an extreme case, move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular components themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect our results of operations and financial condition. In addition, certain of our competitors have also been engaged in merger and acquisition transactions. Consolidations by competitors are likely to create entities with increased market share, customer bases, proprietary technology and marketing expertise and expanded sales force size. These developments may adversely affect our ability to compete against these competitors, many of which are significantly larger and have greater financial and other resources. We cannot assure you that our products will continue to compete successfully with our competitors' products.

CUSTOMER PRESSURE TO REDUCE PRICES MAY CAUSE REDUCTIONS IN SALES OR PROFIT MARGINS.

         Many of our customers are under pressure to reduce the price of their products or services, and, therefore, we expect to continue to experience pressure from our customers to reduce the prices of our products. In many of our markets, average sales prices of established products have declined in the past. We anticipate that prices will continue to decline, which could negatively impact our sales and/or gross profit margins. Accordingly, to remain competitive, we believe that we must continue to develop product enhancements and new technologies, and improve manufacturing efficiencies, that will slow the price declines of our products or reduce the cost of producing and delivering our products. If we fail to do so, our results of operations and financial condition would be adversely affected.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS THAT EXPOSE US TO POTENTIAL FINANCIAL LIABILITY.

         Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use hazardous materials in our manufacturing process. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to financial exposure for costs associated with an investigation and any remediation of our former and existing manufacturing sites, as well as sites at which we have arranged for the disposal of hazardous wastes, even if we fully comply with applicable environmental laws. If we violate environmental laws, we could be liable for fines, damages and costs of remedial actions and could also be subject to revocation of our environmental permits. Any revocation could require us to cease or limit production at one or more of our facilities, thereby negatively impacting our revenues and potentially causing our common stock price to decline. Environmental laws, including environmental laws in the European Union and other foreign countries, could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could negatively impact our operating results.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY.

         The market price for our common stock has been and may continue to be volatile. From January 3, 2000 to February 26, 2002 the last sale price of our common stock ranged from a low of $13.30 per share to a high of $72.81 per share. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

         -   changes in financial estimates by securities analysts;

         -   changes in market valuations of related companies;

         - announcements by us or our competitors of new products or technical innovations or of significant acquisitions, strategic partnerships or joint ventures;

         - general and industry stock market conditions, particularly in the communications industry;

         -   general U.S. and worldwide economic conditions;

         - conditions in our industries such as competition, demand for services and technological advances;

         -   changes in our revenues and earnings;

         - changes in our customer base, including any loss of a major customer, and our contracts with customers;

         - introduction and market acceptance of our customers' new products and changes in demand for our customers' existing products;

         - effectiveness in managing our manufacturing processes, including our inventory and fixed assets;

         -   adverse or unfavorable publicity regarding us or our services;

         -   additions or departures of key personnel;

         - any deviations in net revenues or in losses from levels expected by securities analysts; and

         -   future sales of common stock.

         We may fail to meet expectations of our stockholders or of analysts at some time in the future, and our stock price could decline as a result.

         In addition, sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock.

OUR CREDIT FACILITY CONTAINS PROVISIONS THAT COULD MATERIALLY RESTRICT OUR BUSINESS.

         Our credit facility contains a number of significant covenants that, among other things, restrict our ability to:

         -   dispose of assets;

         -   incur additional debt;

         -   guarantee third-party obligations;

         -   repay other debt or amend other debt instruments;

         -   create liens on assets;

         -   enter into capital leases;

         -   make investments, loans or advances;

         -   make acquisitions or engage in mergers or consolidations;

         -   make capital expenditures; and

         - engage in certain transactions with our subsidiaries and affiliates.

         In addition, under our credit facility, we are required to meet a number of financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility. Any breach might permit our lenders to declare all amounts owing thereunder to be due and payable, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. Additionally, if we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

ANTI-TAKEOVER PROVISIONS COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

         We are an Indiana corporation subject to Indiana state law. Some of these state laws could interfere with or restrict takeover bids or other change-in-control events affecting us. One statutory provision prohibits,

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except under specified circumstances, us from engaging in certain business combinations, including any mergers, sale of assets and recapitalizations with any stockholder who owns 10% or more of our common stock or any affiliate of the stockholder.

         We have opted out of Indiana's "control share acquisition" provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. We could, however, by action of the board of directors, elect to have those provisions apply.

         In addition, our articles of incorporation allow us to issue up to an additional 25.5 million shares of common stock and 25 million shares of preferred stock without shareholder approval. The board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

         Also, provisions in our articles of incorporation, bylaws, and other agreements to which we are a party, could delay, deter or prevent a change in control of CTS. These provisions, alone or in combination with each other and with the rights agreement described below, may discourage transactions involving actual or potential changes in control, including transactions that otherwise could involve payment of a premium over the prevailing market price to shareholders for their common stock.

         On August 28, 1998, our board of directors adopted a shareholder rights agreement, pursuant to which uncertificated stock purchase rights were distributed to our shareholders at a rate of one right for each share of common stock held of record as of September 10, 1998. The rights agreement is designed to enhance the board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire CTS by means of unfair or abusive takeover tactics. However, the existence of the rights agreement may impede a takeover of CTS not supported by the board, including a takeover that may be desired by a majority of our shareholders or involving a premium over the prevailing stock price.


                                 USE OF PROCEEDS

         Our proceeds from the sale of the common stock in this offering are estimated to be approximately $13,319,303 after deducting our estimated offering expenses. We will apply the net proceeds we receive from this offering to repay a portion of our term loans under our existing credit facility. The term loans, which mature in 2004, had an outstanding principal amount of $56.5 million as of December 31, 2001. These term loans bear interest at LIBOR plus a margin not to exceed 3.5% based on a leverage ratio schedule. At December 31, 2001, the term loans had a weighted average interest rate of 5.53%.

                              DESCRIPTION OF STOCK

         Our authorized capital stock is comprised of 100 million shares, consisting of 75 million shares of common stock, without par value, and 25 million shares of preferred stock, without par value, including 750,000 shares of Series A Junior Participating Preferred Stock designated for potential issuance as described below.

COMMON STOCK

         CTS common stock is traded on the New York Stock Exchange under the symbol "CTS." The registrar and transfer agent is EquiServe Trust Company N.A. The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders. Common shareholders have no conversion, preemptive, subscription or redemption rights. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

         Upon satisfaction of our obligations to preferred shareholders, the common shareholders may receive dividends when declared by the board of directors. If we liquidate, dissolve or wind-up our business, holders of our common stock will share equally in the assets remaining after we pay all of our creditors and satisfy all our obligations to preferred shareholders.

PREFERRED STOCK

         We are authorized to issue up to 25 million shares of preferred stock. Our board of directors can, without approval of shareholders, issue these shares in one or more series and determine the number of shares of each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences, and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of CTS and make it harder to remove present management, without further action by our shareholders. Under some circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of our common stock if we liquidate or dissolve and could also restrict or limit dividend payments to holders of our common stock.

         Our board of directors has designated 750,000 shares of Series A Junior Participating Preferred Stock for potential issuance in connection with our rights agreement described below. We have not issued any shares of preferred stock to date, and we do not plan to issue any shares of preferred stock other than pursuant to the rights agreement described below.

INDIANA BUSINESS CORPORATION LAW, RIGHTS AGREEMENT AND THE ARTICLES OF INCORPORATION AND BYLAWS.

GENERAL

         In general, our articles of incorporation and bylaws provide that:

         - the board of directors fixes the number of directors within a specified range (we currently have nine directors);

         - the existing directors will fill any vacancy or newly created directorship with any new director; and

         - only the chairman of the board, the board of directors or the president may call a board of directors meeting.

         We are an Indiana corporation, and we are subject to the Indiana Business Corporation Law. Under the laws of Indiana, the articles of incorporation generally can be amended only with the approval of our board of directors and our shareholders. Our bylaws provide that the articles of incorporation cannot be amended without the approval of a majority of our board of directors.

         Provisions of the Indiana Business Corporation Law, our articles of incorporation, bylaws and the Rights Agreement described below may discourage or make more difficult the acquisition of control of CTS through a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage or may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CTS first to negotiate with us. Our management believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits by enhancing our ability to negotiate with a person making an unfriendly or unsolicited proposal to take over or restructure CTS. We believe that these benefits outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

         Provisions of the Indiana Business Corporation Law, in addition to provisions of our articles of incorporation, bylaws and rights agreement, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. We have summarized the key provisions below.

RIGHTS AGREEMENT

         On August 28, 1998, our board of directors adopted a Rights Agreement and declared a dividend distribution of one "Right" for each share of our common stock outstanding on September 10, 1998. Each

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Right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a purchase price of $125.00 per Right, subject to adjustment in certain circumstances (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

         The Rights are non-exercisable, non-transferable and non-separable from our common stock until the "Distribution Date," which occurs on the earlier of:

         - the public announcement that a person or group of affiliated or associated persons, referred to as an "Acquiring Person," has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our then-outstanding common stock (the date of such public announcement being the "Share Acquisition Date") or

         - ten business days following the commencement of a tender offer or exchange offer by a person or group of associated or affiliated persons which would result in beneficial ownership by such person or group of 15% or more of our then-outstanding common stock.

         Each share of Series A Junior Participating Preferred Stock, when issued, will be non-redeemable and entitled to cumulative dividends and will rank junior to any series of preferred stock senior to it. In connection with the declaration of a dividend on our common stock, a preferential dividend will be payable on the Series A Junior Participating Preferred Stock in an amount equal to the greater of:

         -    $1.00 per share; and

         - an amount equal to 100 times the dividend declared on the common stock, subject to adjustment in certain circumstances.

         Subject to customary anti-dilution provisions, in the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of
(a) 100 times the then applicable Purchase Price for the Rights plus accrued and unpaid dividends thereon and (b) an amount equal to 100 times the liquidation payment made on the common stock, if any.

         In the event, such an event is defined in the Rights Agreement as a "Flip-In Event," that

         -    any person or group becomes an Acquiring Person,

         - any Acquiring Person or its affiliate or associate, directly or indirectly,

                  - merges into or combines with us and we are the continuing or surviving corporation,

                  -  merges into or combines with any of our subsidiaries,

                  - in one or more transactions, transfers cash, securities or other property to us in exchange for, or the right to acquire, our capital stock or that of any of our subsidiaries,

                  - engages in certain transactions with us which are not at arm's length,

                  - receives any compensation from us other than as a director or full-time employee, or

                  - receives any financial assistance or tax credits or advantages from us or any of our subsidiaries, or

         - during such time as there is an Acquiring Person, there is a reclassification of our securities or we consummate a recapitalization or any other transaction, which in each case has the effect of increasing by more than 1% the proportionate share of any Acquiring Person or any affiliate or associate thereof with respect to any class of our outstanding securities, then each holder of a Right will have the right to receive, upon exercise, that number of shares of our common stock as equals the result obtained by:

         - multiplying the Purchase Price by the number of one-hundredths of a share of Series A Junior Participating Preferred Stock for which a Right was exercisable prior to the Flip-In Event, and

         - dividing that product by 50% of the market price per share of our common stock on the date the Flip-In Event occurs.

         In the event, such an event is defined in the Rights Agreement as a "Flip-Over Event," that at any time after any person or group becomes an Acquiring Person,

         - we consolidate with or merge with or into any person and we are not the continuing or surviving corporation,

         - any person consolidates with or merges with or into us and we are the continuing or surviving corporation, but all or part of our common stock is changed or exchanged for stock or securities of any other person or cash or any other property, or

         - we sell or transfer, in one or more transactions, 50% or more of our assets or earning power to any person,

then each holder of a Right will have the right to receive, upon exercise, that number of shares of common stock of such other person as equals the result obtained by:

         - multiplying the Purchase Price by the number of one-hundredths of a share of Series A Junior Participating Preferred Stock for which a Right was exercisable prior to the Share Acquisition Date, and

         - dividing that product by 50% of the market price per share of the common stock of such other person on the date the Flip-Over Event occurs.

         Upon the occurrence of a Flip-In Event or a Flip-Over Event, all Rights held by any Acquiring Person or any of its affiliates or associates, or any transferee of any of them, will become null and void.

         In general, at any time prior to the Share Acquisition Date, our board of directors may, in its discretion, redeem the Rights in whole, but not in part, at a price of $.01 per Right. In addition, at any time after the Distribution Date but prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of our then outstanding shares of common stock, we may exchange all or a portion of the Rights other than any Rights that have become void at an exchange ratio of one share of common stock per Right. We may also amend the Rights Agreement without the approval of any holders of Rights, except that no amendment may be made that decreases the redemption price to an amount less than $0.01 per Right. The Rights Agreement currently provides that, under certain circumstances, the decision to redeem or exchange the Rights or amend the Rights Agreement requires the concurrence of a majority of the directors that were members of our board of directors on August 28, 1998 or were recommended for or approved as a director by a majority of such directors and who is not an Acquiring Person or an associate, affiliate, representative or nominee of an Acquiring Person.

         The Rights will expire on the earliest of (a) August 27, 2008, (b) the time at which the Rights are redeemed as provided in the Rights Agreement and
(c) the time at which all exercisable Rights are exchanged as provided in the Rights Agreement.

         The Rights may have certain anti-takeover effects, including deterring someone from acquiring control of CTS in a manner or on terms not approved by our board of directors. The Rights would not interfere with any merger or other business combination approved by our board of directors, because the Rights may generally be redeemed by us as described above or the Rights Agreement may be amended.

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





         On December 15, 2000, our board of directors authorized and directed management to determine an appropriate time frame within which to amend the Rights Agreement in order to delete the provisions that state that redemption or exchange of the Rights, amendment to the Rights Agreement and certain other actions, if taken in the one-year period following the time that (a) any person or group acquired 15% or more of our common stock or (b) certain changes occurred in the majority of our board of directors, required the concurrence of a majority of those directors (i) that were members of our board of directors before the adoption of the rights agreement (or directors who were nominated or approved by such persons) and (ii) who are not affiliated with, or representatives of, a holder of 15% or more of CTS common stock. On December 27, 2000, management determined the outside date for this action to be the date of our annual meeting of shareholders in 2002, which is scheduled for May 1, 2002.

BYLAW PROVISIONS

         The Indiana Business Corporation Law permits the board of directors to issue rights, options or warrants for the purchase of shares or other securities of the corporation or any successor in interest. Article XXI of our bylaws provides that our board of directors may include provisions in the terms of those rights, options or warrants that, in any transaction or proposed transaction that would result in a change in control if consummated, require the approval of the "continuing directors" of the corporation for the redemption or exchange of the rights, options or warrants or the amendment of the corresponding contracts, warrants or instruments. The period requiring this approval may not exceed three years after the later of:

         - the time that the "continuing directors" no longer constitute the majority of the directors of the corporation; or

         -    there is an "interested shareholder."

         Under our bylaws, a "continuing director" is defined as a director who:

         - is not an "interested shareholder" or any affiliate, associate, representative or nominee of an "interested shareholder" or any affiliate of an "interested shareholder;" and

         - is either a member of our board of directors as of the date of issuance of the rights, options or warrants or subsequently becomes a member of our board of directors if his or her election or nomination was approved or recommended by a majority of our board of directors (including a majority of continuing directors then on our board and excluding any member whose election resulted from any actual or threatened proxy or other election contest).

         Under Chapter 43 of the Indiana Business Corporation Law, an "interested shareholder" is defined as any person that is:

         - the beneficial owner of 10% or more of the voting power of the corporation; or

         - an affiliate or associate of the corporation who at any time within the 5 years preceding the date in question was the beneficial owner of 10% or more of the voting power of the corporation at that time.

BUSINESS COMBINATIONS

         Chapter 43 of the Indiana Business Corporation Law restricts certain "business combinations," including mergers, sale of assets, recapitalizations and reverse stock splits, with interested shareholders. Under Chapter 43, a corporation cannot engage in any business combination with an interested shareholder within five years of the date the person became an interested shareholder unless the corporation's board of directors approves, in advance of the person becoming an interested shareholder, either (i) the business combination or (ii) the purchase of shares that made the person an interested shareholder. In the absence of the board's approval, a corporation may engage in a business combination with an interested shareholder after the date that is five years after the date the person became an interested shareholder if either
(x) the disinterested shareholders approve the business combination (but they cannot do so until five years after the date the person became an interested shareholder) or (y) among other things, the consideration to be received by the disinterested shareholders in the business combination, which must be in cash or the same form as the interested shareholder used to acquire the largest number of his, her or its shares, is at least equal to the higher of the highest price paid for shares by the interested shareholder or the highest market value per share on either the date of the business combination or the date the person became an interested shareholder.

         Chapter 42 of the Indiana Business Corporation Law also contains provisions regulating "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Indiana to meet or exceed certain threshold voting percentages (20%, 33% or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officers or employee-directors of the corporation. As permitted under the Indiana Business Corporation Law, our bylaws opt out of Chapter 42 for all control share acquisitions after March 3, 1987. A majority of our board of directors may amend the bylaws so that Chapter 42 would apply, if consistent with the board's fiduciary responsibilities.

         The Indiana Business Corporation Law specifically authorizes directors, in considering whether an action is for the best interest of a corporation, to consider the effects of any corporate action on shareholders, employees, suppliers and customers of the corporation, communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the Indiana Business Corporation Law, directors may be held liable for breaches of their duties as directors only if their actions constitute willful misconduct or if they recklessly disregard their duties.


                              PLAN OF DISTRIBUTION

            We are offering 1,000,000 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement and accompanying prospectus and pursuant to the terms of a purchase agreement that we entered into with Acqua Wellington on the date of this prospectus supplement. The common stock will be purchased at an aggregate negotiated purchase price of $13,450,179, or about $13.45 per share.

            In the purchase agreement with Acqua Wellington, we have agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act of 1933, which may be based on, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington.

            We have agreed to pay certain legal fees associated with this transaction. We have agreed to pay Granite Financial, as Acqua Wellington's placement agent, a placement fee of approximately $100,876. We will not pay any other compensation in connection with this sale of our common stock.

                                     GENERAL

         The information relating to CTS in this prospectus supplement should be read together with the accompanying prospectus and the information in the documents incorporated by reference. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

         Any statements made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superceded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supercedes the statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus supplement.

                                      S-12